The Future of Cannabis. Trusted. Innovative. Visionary. CORPORATE PRESENTATION January 21, 2019 An amended and restated final base shelf prospectus and a preliminary prospectus supplement containing important information relating to the securities described in this document have been filed with the securities regulatory authorities in each of the provinces and territories of Canada. In addition, a registration statement on Form F-10 (Registration No. 333-228924), including the prospectus, and the preliminary prospectus supplement have been filed with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this document relates. Copies of the amended and restated final base shelf prospectus, any amendment to the shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document. This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the amended and restated final base shelf prospectus, any amendment to the shelf prospectus and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision. Filed pursuant to Rule 433 Issuer Free Writing Prospectus Relating to Preliminary Prospectus Supplement dated January 21, 2019 Registration Statement No. 333-228924

Notice You may obtain the amended and restated final base shelf prospectus, any amendment to the shelf prospectus and any applicable shelf prospectus supplement for free by visiting SEDAR at www.sedar.com or EDGAR on the SEC website at www.sec.gov. These documents may also be obtained: (i) in Canada, from CIBC Capital Markets at 22 Front Street West, Mailroom, Toronto, ON, telephone (416) 956-3636, or email michelene.dougherty@cibc.ca or from BMO Capital Markets at Brampton Distribution Centre c/o The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2, telephone 905-791-3151 ext. 4312 / 4322, or email torbramwarehouse@datagroup.ca; and (ii) in the U.S., from CIBC Capital Markets at 425 Lexington Avenue, 5th floor, New York, NY, telephone (800) 282-0822, or email useprospectus@cibc.com or BMO Capital Markets Corp., Attn: Equity Syndicate Department at 3 Times Square, 25th floor, New York, NY 10036 (Attn: Equity Syndicate), telephone (800) 414-3627, or email at bmoprospectus@bmo.com.

Forward-looking statements This presentation on HEXO Corp. (“HEXO” or the “Company”) contains certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on our current internal expectations, estimates, projections, assumptions and beliefs regarding the future of our business, future plans and strategies, our operational results and other future conditions. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this presentation and include statements regarding our current beliefs, intentions or expectations about our anticipated results of operations, financial condition, prospects, growth, strategies and the industry in which we operate, including matters such as: (i) the nature, scope and competitive conditions of the cannabis industry; (ii) the applicable laws and regulations to which we are subject; (iii) the grant, renewal and impact of any licence or approval we require to conduct activities with cannabis or any amendments thereof; (iv) our competitive and business strategies and goals; (v) our intention to grow our business, operations and potential activities; (vi) the ongoing expansion of our facilities; (vii) our expected production capacity and yields; (viii) the establishment of our joint venture with Molson Coors Canada and the future impact thereof; (ix) the establishment of our Eurozone processing, production and distribution centre in Greece and the future impact thereof; (x) the performance of our operations and business, including anticipated future revenue and gross margins; (xi) our proposed use of the net proceeds from the offering to which this relates; (xii) the listing of our common shares on the NYSE American; (xiii) our proposed credit facility and intended use of proceeds thereof with a syndicate of Canadian banks; (xiv) our future products; and (xv) potential revenues and market share resulting from the SQDC supply contract. Forward-looking statements are based on management’s opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking statements, there can be no assurance that the underlying opinions, estimates and assumptions, and consequently the forward-looking statements, will prove to be correct. By their nature, forward-looking statements are subject to numerous risks and uncertainties, including those described in the Company’s Annual Information Form and other disclosure documents, because they relate to events and depend on circumstances that may or may not occur in the future. No assurance can be given that the expectations in any forward-looking statement will prove to be correct and, as such, forward-looking statements included in this presentation should not be unduly relied upon. To the extent any forward-looking statements in this presentation constitute “future-oriented financial information” or “financial outlooks”, such information has been prepared by the Company to provide a reasonable estimate of potential revenue and profit margins. Readers are cautioned that this information may not be appropriate for any other purpose and they should not place undue reliance on such future-oriented financial information and financial outlooks.The Corporation cannot assure you that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned that forward- looking statements are not guarantees of future performance and accordingly readers are cautioned not to put undue reliance on forward- looking statements due to the inherent uncertainty therein. All forward-looking statements are made as of the date of this presentation and the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Certain information contained in this presentation is based on management’s review of independent sources such as industry publications, surveys and forecasts that management believes to be reliable. We have not independently verified any of the information from third-party sources nor have we ascertained the validity or accuracy of the underlying economic assumptions relied upon therein. Statements as to the cannabis industry, our market position and our general expectations concerning the cannabis industry are based on market data currently available to us. While we are not aware of any misstatements regarding the industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors. Similarly, management believes that its internal research is reliable, even though such research has not been verified by any independent sources. Any graphs, tables or other information in this presentation demonstrating the historical performance of the Company or any other entity contained in this presentation are intended only to illustrate past performance of such entities and are not necessarily indicative of future results. In this presentation, all amounts are in Canadian dollars, unless otherwise indicated.

Today’s Presentation Agenda Who We Are Our Industry Our Strengths Offering Summary Sébastien St-Louis Co-Founder & Chief Executive Officer Former CFO of a manufacturing firm MBA (Finance) from Université du Québec à Montréal Closed over $200M commercial banking and trade finance transactions at EDC and BDC Speakers Ed Chaplin Chief Financial Officer 20 years of experience with high growth company Chartered Professional Accountant Has held senior financial positions in software and telecommunications industries Involved in acquisitions totalling approximately $600M Helped raise over $480M in debt and equity

HEXO Is A Leading Branded Cannabis Producer And Product Innovator

HEXO Creates And Distributes Award-Winning, Innovative, Easy-To-Use Products To Serve The Cannabis Market. We Seek To Be The Premier Branded Ingredients For Food (IFF) Cannabis Company In The World.

- Quebec-based and founded in 2013
- Currently listed on the TSX and expected to start trading on the NYSE-A on January 23, 2019 (ticker "HEXO")
- Large scale cultivator with largest provincial board order (SQDC)
- Continuous focus on product innovation and best-in-class operations
- Executing on aggressive growth strategy with intention to selectively partner strategically to achieve efficiencies and competitive advantages

Trading Data *(as at January 18, 2019)*

Share Price *(TSX: HEXO)*	C$6.92
52-week range	$3.05 – $9.29
52-week average daily volume	3.25M
Basic Shares Outstanding[3]	**198,517,692**
Market Cap	**C$1,373.7M**

Select Product Offering



Bayou Flower



Sierra Pre Roll



Horizon Flower



Elixir THC Oil



Nebula Flower



Fleur de Lune Intimate Spray



Atlantis Flower

Facilities Overview

Facility	Type	Current Footprint (sq. ft.)	Estimated Capacity (kg)
Gatineau, QC	Greenhouse	1,310,000[1]	108,000[1]
Montreal, QC	Distribution	58,000	n.a.
Belleville, ON	Processing & R&D Facility	579,000[2]	n.a.
Total		**1,947,000**	**108,000**

[1] Includes announced 1,000,000 square feet addition with capacity to be added in stages. 108,000 kg amount represents total run-rate annual production capacity after all phases are complete.
[2] Facility expandable to 2,004,000 square feet.
[3] Before giving effect to the offering. As at October 31, 2018, there were 197,388,591 basic shares outstanding.

4 | HEXO CORP

Investment Highlights Focus On Strategic Partnerships By Leveraging “Powered By HEXO” 2 Leading Positions In Domestic Markets 3 Strategically Located Large Scale, Low-Cost Production 4 International Growth Strategy Focused On Europe And LatAm With Near-Term Greece Joint Venture To Forge Entryway Into EU 5 Product Innovation Core To Strategy Of Building A Leading Portfolio Of Consumer Centric Brands 1 Experienced Management Team With Deep Bench Strength 6

Who Is HEXO? 2017 2018 Mar. 2017 Listed on the TSX-V Jul. 2017 Kosher certification obtained – a Canadian LP first • Elixir – Canada’s first and only cannabis oil sublingual spray – launched Apr. 2018 5-year supply deal with Quebec signed Jun. 2018 First plants in new 250,000 sq. ft. greenhouse • Listed on the TSX Aug. 2018 Fortune 500 joint venture with Molson Coors Canada announced Mar. 2018 Segra partnership for plant tissue cultures announced May 2018 HEXO – an adult-use consumer brand – launched Jul. 2018 Fleur de Lune – a unique intimate oil – launched • $10M invested in Fire & Flower, western Canada’s premier retail cannabis operation 1 1 Since RTO. TSX: HEXO NYSE-A: HEXO (expected to start trading on 1/23/19) Sep. 2018 Partnership with Greek company QNBS (Qannabos) announced Dec. 2018 Announced an application to list on NYSE-A • Announced construction and licensing milestones for its 1 mm sq. ft. greenhouse expansion

Company Vision Powered By HEXO VISION HEXO's vision is to create branded, consistent, quick-on and off cannabis experiences for sleep, sport, diet and fun delivered through a full range of “Powered by HEXO” products developed in partnership with potential Fortune 500 partners. FOUR POSSIBLE OUTCOMES IN A QUICKLY EVOLVING GLOBAL CANNABIS INDUSTRY: Cultivator HEXO’S CORPORATE GOAL We expect to ultimately follow a branded Ingredients For Food (IFF) model while journeying through a Consumer Packaged Goods (CPG) model by maintaining top 3 market share in markets where HEXO core products are available Ingredients For Food Consumer Packaged Goods Pharmaceutical

Overall Strategic Priorities OPERATIONAL SCALABILITY Invest in people, processes and systems to deliver on market demands, adapt to new opportunities and provide users with high-quality products at sustainable operating costs. GLOBAL CANNABIS COMPANY Our top priorities are to execute and deliver on the SQDC contract, to serve and expand large-scale distribution across Canada and globally, and to become a top two licensed producer by market share in Canada. We expect to leverage our Canadian foothold to grow into new international markets as they legalize. PRODUCT INNOVATION Continue to innovate and lead the market in identifying, developing and launching new cannabis-based products. BRAND LEADERSHIP Further develop our “Powered By HEXO” brand using data-driven, in-depth knowledge of our customers and their preferences, ensuring we meet the full range of desired products within the market.

An Emerging And Rapidly Growing Global Market North America Canada: Legalized medical and adult use markets throughout the country United States: Farm Bill passing will allow CBD extraction from hemp and removes it from the restricted list Mexico: Legalized medical along with pharmaceutical cannabinoids Latin America Cultivation legal in Chile, Colombia and Uruguay Medical use legal in Argentina, Chile and Colombia (CBD only); Peru and Uruguay (THC content <1%) Pharmaceutical cannabinoids legal in Argentina (CBD), Brazil, Chile, Colombia, Peru and Uruguay Recreational use legal in Uruguay Global Cannabis Market Estimated at US$250 billion1 Europe Expected to become the largest medical cannabis market globally Legalization of adult-use cannabis likely to lag 2 to 6 years behind North America = Legalized (Medical and Recreational) = Legalization in Progress (Medical) = Legalized (Medical) 1 Piper Jaffray research report dated January 8, 2019.

Established Retail Distribution in Canada Manitoba Nunavut Saskatchewan New Brunswick Nova Scotia Prince Edward Island Quebec Yukon Alberta British Columbia Newfoundland Northwest Territories Ontario Government Private HEXO has secured the single largest forward supply contract among licensed producers in Canada Based on HEXO’s 20,000 kg supply contract with Quebec for the first year post legalization Canadian Retail Framework Preferred Supplier 2018 12 store locations and web sales 2019 50 stores expected Fire & Flower 7 retail store licenses Fire & Flower 2 retail store licenses Supply agreement with Government of BC in store and online 2018 Web store obtained 2019 Retail stores expected Supply channels obtained Supply channels expected Supply channels within five provinces Anticipated Retail Distribution by Province and Territory

1) Leader in Product Innovation A SAMPLE OF OUR CURRENT PRODUCTS AND WHERE WE WILL BE IN THE NEAR FUTURE USING OUR BEST-IN-CLASS IP PROCESSES IN THE MARKET – CANADA WIDE WHAT’S TO COME… Flower Sublingual Sprays Intimate Oil Decarboxylated powders Soft gel capsules Vapes Topicals Edibles Beverages 2017 Canadian Cannabis Award Winner for Best New Cannabis Product with our Decarb powdered cannabis 2018 Canadian Cannabis Award Winner for Cannabis Product of the Year and Innovation of the Year with our Elixir CBD peppermint sublingual spray Dried Flower Milled Pre Roll Powder Spray Caps 30 HEXO PRODUCTS (Adult-Use) Currently available for online shipping and in stores across Canada

What HEXO brings to the partnership: 2) Focus on Strategic Partnerships – Hub & Spoke Model P Innovative product development P Low production cost of cannabis ingredients P Licensed infrastructures P Regulatory know-how P IP portfolio (pending patent approvals) Solid distribution infrastructure and delivery systems across most provinces P Global Distribution Program TRUSS Beverages Vapes Edibles Confec- tionary Chocolate Dairy Baked Health and Wellness Cosmetics Technology IP Science Canadian Distribution Licensing Market Knowledge Potential Fortune 500 Partner Potential Fortune 500 Partner Potential Fortune 500 Partner Potential Fortune 500 Partner Molson Coors

2) Focus on Strategic Partnerships – Fortune 500 Partnering TRUSS Beverages Vapes Edibles Confec- tionary Chocolate Dairy Baked Health and Wellness Cosmetics Vapes Edibles Health & Wellness Beverages Cosmetics The Threat Of Potential Substitution Has Driven Cannabis Onto The Radar Of Various Industries Beverages Vapes Edibles Health & Wellness Cosmetics ESTÉE LAUDER L’ORÉAL PROCTER & GAMBLE UNILEVER JOHNSON & JOHNSON NOVARTIS SANOFI PFIZER ALTRIA ALLIANCE ONE INTERNATIONAL IMPERIAL BRANDS PHILIP MORRIS INTERNATIONAL MARS MONDELĒZ INTERNATIONAL KEURIG NESTLÉ ANHEUSER-BUSCH INBEV CONSTELLATION BRANDS DIAGEO

2) Focus on Strategic Partnerships – Truss JV Deep Understanding of Consumer Occasions that Relates to Their Vertical P Canadian Distribution P A Powerful Brand Story P Large Capacity to Produce Cannabis Ingredients - CBD, THC, CBG P Broad Range of Base Products P Innovative Technologies in Our Emulsion Formulations & Product Development P International Distribution in US, UK, Mexico & Abroad P Low Cost Production P Experiences Powered by HEXO (Sleep, Anti-inflammation, Diet & Euphoria) P 57.5% 42.5% Deep Expertise With Regulatory Bodies To Launch New Products & Enter New Markets P

3) Leading Positions in Domestic Markets SQDC supply contract announced April 2018 with the government of Quebec $1 Billion in potential revenue over 5 years, option to renew one year Largest forward supply contract in the history of the cannabis industry in Canada based on year one volume Take or pay feature for year one on 20,000 kg with an estimated over 30% market share in Quebec for first three years1 HEXO awarded a three-year distribution contract for Quebec direct-to-consumer distribution, selecting Metro Supply Chain Group as third-party logistics partner Signed September 2018 to store and distribute for the SQDC 58,000 sq. ft. storage and distribution centre in Montreal, Quebec Distributes the cannabis products of all licensed producers approved to supply the SQDC Sole facility that provides direct-to-consumer shipments Volume and Market Share % in The Province of Quebec1 Year 4 & 5 supply volumes to be determined 30%+ estimated market share1 1 Public company disclosures related to SQDC supply agreements.

4) Strategically Located Large Scale, Low-cost Production Competitive electricity rates P State-of-the-art equipment and operations P Attractive crop yields P Maximum use of natural sunlight P Low Cost Drivers Belleville facility Provincial population of 13.4 million, or approximately 38% of the Canadian population1 Ontario Gatineau facility (production) Montreal facility (distribution) Provincial population of 8.2 million, or approximately 23% of the Canadian population1 Quebec Competitive labour costs P 1 Statistics Canada. Strategically located along major highways

Gatineau Facility Anticipated annual production capacity of 108,000 kg per year at full capacity 10,000 sq. ft. of advanced automated manufacturing facility for dewaxing, distillation, milling and extraction Preparing for upcoming edible and beverage markets Construction and licensing milestones – on time in December 2018 4) Strategically Located Large Scale, Low-cost Production 310,000 SQ. FT. 1 MILLION SQ. FT.

Belleville Facility Centre of excellence for joint ventures in a licensed facility under HEXO’s footprint Up to 2,004,000 sq. ft. available for manufacturing, processing and distribution across Canada Main research, development and production facility for ancillary cannabis products Located on Canada’s major shipping highway Anticipated operation in Spring 2019 4) Strategically Located Large Scale, Low-cost Production HEXO 579,000 sq. ft. Technology, R&D, existing products Right of first refusal on remaining space HEXO Corp is establishing an R&D and manufacturing Centre of Excellence in Belleville, ON 2,004,000 sq. ft.

5) Growing International Presence United States Farm bill has been adopted and removes hemp from the US government’s list of controlled substances In the process of assessing adequate supplies for hemp-derived cannabinoids Using our existing intellectual property, we can offer a large range of CBD based experiences Intend to lever Fortune 500 partners’ distribution channels Mexico & Latin America Many LatAm countries have legalized medical cannabis, including Colombia and Chile Mexico is quickly legalizing recreational use of cannabis HEXO is currently planning application process for product approvals Europe Greece: Joint partnership with QNBS (Qannabos) signed in September 2018 will provide cultivation and licensed infrastructure to manufacture, process and distribute medical cannabis in Europe within a 350,000 sq. ft. facility Construction expected to begin in 2019 Medical cannabis currently permitted Passporting of products within the Eurozone to access other adult-use and CBD markets Focus on Key Global Markets Including Europe & Latin America

6) Experienced Management Team With Deep Bench Strength Ed Chaplin Chief Financial Officer 20 years of experience with high growth company Chartered Professional Accountant Has held senior financial positions in software and telecommunications industries Involved in acquisitions totaling approximately $600M Helped raise over $480M in debt and equity Nick Davies Chief Marketing Officer Seasoned marketer and data-driven strategist focused on the consumer experience Background in both P&L responsibilities and global expansions Previous positions with Puma, Coleman, Virgin and Corel (where he was EVP) Graduate of European Business School; MBA from INSEAD Dominique Jones Chief People Officer More than 20 years of leadership and strategic experience across multiple geographies and industries As Chief People Officer, helped steer Halogen Software through IPO to sale Member of the Chartered Institute of Personnel and Development (CIPD) in the U.K. Graduate of University of St. Andrews Jim Bursey Chief Revenue Officer – Interim Former Managing Partner at Montera Corp Former Senior VP & GM for Global Operations at JetForm Over 30 years of management experience Extensive knowledge of business transformation Arno Groll Chief Manufacturing Officer Former Director of Global Business Operations at Lam Research Corporation Former Quality and Process Excellence Manager at GEA Refrigeration Canada Roch Vaillancourt General Counsel 25 years of experience in business and legal practice Named one of Canada’s Top 100 General Counsels (Legal 500 GC Powerlist 2016) and included in Legal Era Magazine’s London book release, “World’s Leading General Counsels 2017–2018” Graduate of the University of Ottawa (biomechanics and civil law) Member of Barreau du Québec as well as the Ontario and Canadian Bar Associations Adam Miron Co-Founder & Chief Brand Officer Co-founder of iPolitics.ca Formerly National Director for Federal Commissions of the Liberal Party of Canada Sébastien St-Louis Co-Founder & Chief Executive Officer Former CFO of a manufacturing firm MBA (Finance) from Université du Québec à Montréal Closed over $200M commercial banking and trade finance transactions at EDC and BD Veronique Hamel Chief Innovation Officer Over 25 years of innovation expertise through leadership roles in R&D, new product development and in marketing and business development globally Most recently built strong innovative teams in Canada at Church & Dwight Co., Bausch & Lomb and Bausch Health Companies Inc.

6) Experienced Management Team With Deep Bench Strength



Sonia Isabel

VP, Sales

- 20 years of experience managing large sales and marketing teams
- Experience includes more than a decade in various senior roles with Société des alcools du Québec (SAQ)
- Graduate of Université du Québec à Montréal and Université de Sherbrooke (MBA)



Pierre Killeen

VP, Government Relations

- Former VP and Deputy Audience Leader at Hill & Knowlton Strategies
- Former VP and co-founder of Public Consultation at Nannos Research
- Lawyer (LL.B, LL.L)



Terry Lake, DVM

VP, Corporate Social Responsibility

- Former British Columbia Minister of Health and Minister of the Environment
- Winner of the 2017 Canadian Public Health Association's National Public Health Hero Award
- Veterinarian and former animal health instructor at Thompson Rivers University, in British Columbia



James McMillan

VP, Business Development

- 20+ years of experience in sales, marketing and business development
- Background in market development and OEM engagement



Jocelyn Racine

VP, Finance

- Three decades of progressive financial management experience
- Has held senior executive and finance positions in the construction and telecommunications industries



Isabelle Robillard

Director of Communications

- Skilled communications executive
- Almost 20 years of experience in the non-profit, public and private sectors
- Experience in the pharmaceutical and health sectors



Devan Pennell

VP, Program Office

- Chartered Professional Accountant
- Background as Controller and Risk Manager
- 10 years of financial and project management experience
- Director of Finance at OSEG



Agnes Kwasniewska

Master Grower

- Master of Science degree from McGill University
- 10 years of progressive experience in agriculture, environment and research roles

21 | HEXO CORP

Repeatedly Executing On Commitments Reached construction and licensing milestones for the 1 million sq. ft. Gatineau facility expansion on time on December 27th, 2018 Project was announced in December 2017, reaching its goal to be completed in less than a year Recently hired executive in charge of product innovation Launched 27 adult-use products in Q1 2019 Recent product releases include the Fleur de Lune (first intimate medical cannabis oil for personal use) in July 2018 Earlier this year, Sébastien St-Louis committed to investors that HEXO would seek a listing on an American stock exchange by the end of 2018 HEXO has completed its application to list on the NYSE American The Company is also seeking a credit facility which would include both revolving debt for general corporate purposes and term debt to finance the Company’s ongoing facility expansion plans HEXO Has Consistently Delivered On Stated Goals And Has Repeatedly Executed On Its Commitments During the first two weeks of adult-use legalization in Canada, adult-use sales in fiscal Q1 2019 totaled 952 kilograms of cannabis, generating $5.2 million in sales and fulfilling our supply contract commitments The Company estimates adult-use sales for the period from November 1, 2018 to January 13, 2019 to be approximately $10 million Operational Expertise Adult-Use Sales Product Innovation Capital Markets

Solid Financial Position Selected Balance Sheet Information (as at October 31, 2018, before giving effect to the offering) Cash and cash equivalents $23.3M Short-term investments $148.6M Total Assets2 $383.3M Total Liabilities2 $17.4M Total Debt2 - Shareholders' Equity $365.9M Working Capital2,3 $227.0M Trading Data (as at January 18, 2019) Share Price (TSX: HEXO) C$6.92 52-week range $3.05 – $9.29 52-week average daily volume 3.25M Basic Shares Outstanding1 198,517,692 Market Cap C$1,373.7M Source: TMX Data and company filings. 1 Before giving effect to the offering. As at October 31, 2018, there were 197,388,591 basic shares outstanding. 2 Excludes potential $65 million credit facility with accordion feature. The Company is seeking a credit facility in the amount of approximately $65 million, which would include both revolving debt for general corporate purposes and term debt to finance the Company’s ongoing facility expansion plans, and would be secured against HEXO’s assets including its facility in Gatineau, Québec. 3 Calculated as total current assets of $244.4M, less total liabilities of $17.4M as of October 31, 2018. Total liabilities consist only of current liabilities.

Experienced Board of Directors Dr. Michael Munzar Director & Chairman of the Board Over 30 years as a licensed physician Published in numerous peer-reviewed journals, managed medical facilities and designed and conducted pre-clinical studies and clinical trials Vincent Chiara Director, Member of the Audit Committee & Member of the Human Resources and Corporate Governance Committee President and sole owner of Group Mach, a private holding company with significant investments representing more than 19 million sq. ft. of real estate in Montreal, Quebec Adam Miron Co-Founder & Chief Brand Officer Co-founder of iPolitics.ca Formerly National Director for Federal Commissions of the Liberal Party of Canada Jason Ewart Director, Chair of the Audit Committee & Member of the Human Resources and Corporate Governance Committee Co-founder and former CEO of Fountain Asset Corp, a Canadian merchant bank providing debt and equity financing to private and public companies across various industries Economics degree from McGill University Nathalie Bourque Director, Member of the Audit Committee & Chair of the Human Resources and Corporate Governance Committee Member of the boards of directors of Alimentation Couche-Tard and Heroux-Devtek Former VP, Public Affairs and Global Communications, at CAE Former partner at NATIONAL Public Relations Sébastien St-Louis Co-Founder & Chief Executive Officer Former CFO of a manufacturing firm MBA (Finance) from Université du Québec à Montréal Closed over $200M commercial banking and trade finance transactions at EDC and BD

Offering Summary Issuer: HEXO Corp. Issue: Common shares of the Company Amount: Approximately C$50 million (without giving effect to the Over-Allotment Option) Issue Price: To be priced in the context of the market Over-Allotment Option: 15% of the Issue, exercisable in whole or in part at any time until 30 days after closing of the Issue Use of Proceeds: The Company will use the net proceeds of the Offering for general corporate purposes, including funding the Company’s global growth initiatives and research and development to further advance the Company’s innovation strategies Listing: The Common Shares trade on the TSX under the symbol “HEXO” and are expected to start trading on the NYSE American on January 23, 2019 under the symbol “HEXO” Offering Procedure: Marketed underwritten offering by way of a prospectus supplement to be filed in all the provinces and territories of Canada and the United States. Registered public offering in the United States via MJDS Bookrunners: CIBC Capital Markets and BMO Capital Markets Expected Pricing: January 24, 2019 Expected Closing: January 30, 2019

Comparable Company Analysis In accordance with Section 9A.3(4)(b) of National Instrument 44-102 – Shelf Distributions, the Company’s comparables, and any disclosure relating to the comparables, have been removed from this template version of this presentation.

INVESTOR RELATIONS HEXO Corp 490 Boulevard St-Joseph, suite 204 Gatineau, Qc J8Y 3Y7 CONTACT 1-866-438-8429 invest@hexo.com